Exhibit 99.104

DHX Media to Host Fiscal 2014 Year-End Conference Call on Thursday September 25, 2014 at 8:00 a.m. EDT

HALIFAX, Sept. 24, 2014 /CNW/ - DHX Media Ltd. “DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, will host a conference call for analysts on Thursday, September 25th, 2014, at 8:00 a.m. EDT to discuss the Company’s Fiscal 2014 year-end financial results. Media and others may access this call on a listen-in basis. Financial results will be announced by press release at 7 a.m. EDT on Thursday, September 25th, 2014.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call, passcode 95092256.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2059 toll free or +1(416) 849-0833, and passcode 95092256, until 11:59 p.m. EDT, October 1th, 2014.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX including the timing of the release of financial results. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

david.regan@dhxmedia.com

+1 902-423-0260

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-6071

CO: DHX Media Ltd.

CNW 09:20e 24-SEP-14